UNITED STATES SECURITIES AND
EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14f-1

Information Statement Pursuant to Section 14(f)
of The Securities Exchange Act of 1934

Notice of Change in the Majority of Directors

June 24, 2003

GUSANA EXPLORATIONS, INC.
(Exact name of registrant as specified in its charter)

Nevada
(State or other jurisdiction of incorporation)

333-72802
(Commission File Number)

98-0352633
(IRS Employer Identification No.)

244 - 2906 West Broadway, Vancouver, BC, Canada V6K 1G8
(Address of principal executive offices and Zip Code)

Registrant's telephone number, including area code 604.833.3903

_____________________________________________________________________________________________

GUSANA EXPLORATIONS, INC.

SCHEDULE 14f1 - INFORMATION STATEMENT

INTRODUCTION

This information statement is being mailed on or about June 24, 2003 to you and other holders of record of the common stock of Gusana Explorations, Inc. (the "Company") as of the close of business on June 23, 2003. This information statement is provided to you for information purposes only. We are not soliciting proxies in connection with the items described in this information statement. You are urged to read this information statement carefully. You are not, however, required to take any action.

On July 4, 2003, upon compliance with Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder, Andrew Stewart and Andrew King will resign as a directors of the Company and Mark S. Saltzman and Kymberly Lubell will be appointed as appointed as directors of the Company. The resignations of Andrew Stewart and Andrew King and the appointments of Mark S. Saltzman and Kymberly Lubell are made in connection with the acquisition by Jeffrey Lubell of a majority of the voting shares of the Company.

VOTING SECURITIES

The authorized capital stock of the Company consists of 1,200,000,000 shares of common stock with a par value of $0.00001 per share, of which 23,102,105 shares are issued and outstanding as of the date of this information statement. The Company does not have any other capital stock authorized or issued.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of June 24, 2003, certain information with respect to the beneficial ownership of our common stock by each stockholder known by us to be the beneficial owner of more than 5% of our common stock and by each of our current directors and executive officers. Each person has sole voting and investment power with respect to the shares of common stock, except as otherwise indicated. Beneficial ownership consists of a direct interest in the shares of common stock, except as otherwise indicated.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percentage of Class(1)
Jeffrey Lubell 1561 8th Street Manhattan Beach, CA 90266	14,571,305 common shares	63.1%
Directors and Executive Officers as a Group	14,571,305 common shares	63.1%

(1) Based on 23,102,105 shares of common stock issued and outstanding as of June 24, 2003. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Except as otherwise indicated, we believe that the beneficial owners of the common stock listed above, based on information furnished by such owners, have sole investment and voting power with respect to such shares, subject to community property laws where applicable.

CHANGE IN CONTROL

The change of control is occurring as the result of the acquisition by Jeffrey Lubell of 14,571,305 common shares of the Company, representing approximately 63.1% of the voting shares of the Company, in exchange for all of the issued and outstanding shares of Guru Denim, Inc., a California corporation through which the Company will conduct business operations.

LEGAL PROCEEDINGS

The Company is not aware of any legal proceedings in which any director or officer, or any owner of record or beneficial owner of more than 5% of our common stock is a party adverse to the Company. The Company is not aware of any legal proceeding to which the Company is a party.

DIRECTORS AND EXECUTIVE OFFICERS

The following information relates to those individuals who will be our directors and executive officers on July 4, 2003 upon compliance with Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder. All directors of the Company hold office until the next annual meeting of the stockholders or until their successors have been elected and qualified. The officers of the Company are appointed by our board of directors and hold office until their death, resignation or removal from office. Our directors and executive officers, their ages, positions held, and duration as such, are as follows:

Name	Position Held with the Company	Age	Date First Elected or Appointed
Jeffery Lubell	Director and President	47	Director and President from June 24, 2003.
Mark S. Saltzman	Director	55	Director from July 4, 2003.
Kymberly Lubell	Director	37	Director from July 4, 2003

Business Experience

The following is a brief account of the education and business experience during at least the past five years of each director, executive officer and key employee, indicating the principal occupation during that period, and the name and principal business of the organization in which such occupation and employment were carried out.

Jeffrey Lubell

Mr. Lubell became a Director and our President on June 24, 2003.

From 2001 to May, 2003, Mr. Lubell was the President and Creative Director (Men's) of Hippie Jeans based in Commerce, California, where Mr. Lubell was responsible for creative design concepts and establishing and managing the company's presence at national and regional trade shows. From 1998 to 2001, Mr. Lubell was the Vice President and Creative Director of Jefri Jeans & Bella Dahl based in Los Angeles, California. From 1978 to 1998, Mr. Lubell was the President and CEO of Jeffrey Lubell Textiles, based in Los Angeles, California, a textile design and distribution firm that Mr. Lubell founded.

Mark S. Saltzman

Mr. Saltzman will become a Director on July 4, 2003.

From 2002 to present, Mr. Saltzman has been a consultant for Consulting Services Group, a Manhattan Beach, California firm that provides on site consulting services for wholesale apparel, specializing in sales training, management, operations, planning, licensing, merchandising and marketing. From 1997 to 2001, Mr. Saltzman was the Vice President of Sales and Operations for Strategic Partners, Inc. of Los Angeles, California where he was responsible for hiring, training and managing the national sales force. From 1975 to 1995, Mr. Saltzman held various senior officer positions with numerous different apparel companies in the western United States.

Kymberly Lubell

Ms. Lubell will become a Director on July 4, 2003.

From 2002 to 2003, Ms. Lubell was employed by LEI/Jones Apparel Group of Commerce, California where she was responsible for creative design. In 2002, Ms. Lubell was a creative designer for Laundry by Liz Claiborne of Commerce, California. From 2001 to 2002, Ms. Lubell was the Vice President and Creative Director (Women's) of Hippie Jeans/Azteca Productions, based in Commerce, California. From 1998 to 2001, Ms. Lubell was the President and Creative Director of Bella Dahl and Jefri Jeans of Los Angeles, California and from 1986 to 1994, Ms. Lubell was the owner and designer of I Like This of Los Angeles, California.

The Company currently does not have audit, nominating, compensation committees or committees performing similar functions. There has not been any defined policy or procedure requirements for shareholders to submit recommendations or nomination for directors.

The board of directors of the Company held two (2) meetings during the last full fiscal year. All of the directors attended both meeting during the last fiscal year.

CERTAIN RELATED TRANSACTIONS AND RELATIONSHIPS

None of the Company's directors, executive officers, future directors, 5% shareholders, or any members of the immediate families of the foregoing persons have been indebted to the Company during the last fiscal year or the current fiscal year in an amount exceeding $60,000.

Other than Jeffrey Lubell and Kymberly Lubell, none of the current directors or officers of the Company are related by blood or marriage. Jeffrey Lubell and Kymberly Lubell are related by marriage.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our executive officers and directors and persons who own more than 10% of a registered class of our equity securities to file with the Securities and Exchange Commission initial statements of beneficial ownership, reports of changes in ownership and annual reports concerning their ownership of our common stock and other equity securities, on Forms 3, 4 and 5 respectively. Executive officers, directors and greater than 10% shareholders are required by the Securities and Exchange Commission regulations to furnish the Company with copies of all Section 16(a) reports they file.

To the best of our knowledge, all executive officers, directors and greater than 10% shareholders filed the required reports in a timely manner.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

The following table summarizes the compensation awarded to, earned by, or paid to our directors and executive officer during the period from April 25, 2001 (incorporation) to June 24, 2003.
SUMMARY COMPENSATION TABLE
		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position	Year	Salary (US$)	Bonus (US$)	Other Annual Compen- sation (US$)	Securities Underlying Options/ SARs Granted	Restricted Shares or Restricted Share Units	LTIP Payouts (US$)	All Other Compen- sation
Jeffrey Lubell, Director and President	2003	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Andrew Stewart, Director and President	2003 2002 2001	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GUSANA EXPLORATIONS, INC.

/s/ Jeffrey Lubell
Jeffrey Lubell, President and Director

Date: June 24, 2003.